EXHIBIT 99.1

Bezeq filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange

Ramat Gan, Israel, June 1, 2011 - Internet Gold-Golden Lines Ltd. (NASDAQ: IGLD) reports that on June 1, 20011, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of B Communications Ltd., Internet Gold’s controlled subsidiary, filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange in Israel.

The shelf prospectus is valid for a period of two years and may be used by Bezeq to raise capital or debt in the future through the issuance of ordinary shares, debt securities, debt securities convertible into ordinary shares, warrants to purchase ordinary shares, warrants to purchase debt securities, and commercial paper at the discretion of Bezeq, subject to a supplemental shelf offering report in which Bezeq would describe the terms of the securities offered and the specific details of the offering. Bezeq  has not yet made any decision as to the offering of any securities, nor as to its scope, terms or timing, nor is there any certainty that such an offering will be made.

Securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

ABOUT BEZEQ

Bezeq is the principal provider of communications services in Israel. Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services). Bezeq, which was established as a government company in 1980, became a public company in 1990 and its shares are traded on the TASE.